Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com




August 24, 2006


U. S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attention:     Oscar M. Young, Jr.

Re: Sanguine Corporation, a Nevada corporation ("Sanguine") and SEC Comment Letter under date of January 18, 2006

Dear Mr. Young:

     After review of the Form of Warrant and Subscription Agreement involving First York Partners, Sanguine feels that the Warrants and Subscription Agreement are freestanding of one another and are correctly classified under EITF 05-4 Summary No. 1 View C. No where in either of these documents does it state that if one is not carried out the other cannot be carried out. If the Subscription Agreement is not followed and the shares are not registered, the Warrants still stand. With that said, there is a penalty clause regarding the registration rights outlined in the Form of Warrant. If Sanguine is unable to issue registered common stock when the Warrants are exercised, it will pay the holder of the Warrants a sum equal to the closing price of Sanguine's common stock on the principal market on the trading date immediately preceding the date notice is given for exercise of the Warrants, less the purchase price. With this in mind, it is noted that First York Partners, subsequent to the execution of these documents, sold all of its outstanding Warrants to current shareholders of Sanguine, including the Secretary & CFO. Therefore, the risk involved in these Warrants being turned in and Sanguine being unable to issue the registered shares is very minimal; the Warrants also expire in February,
2007.   Sanguine initially responded with a 10% risk factor, that these
Warrants would be exercised, and we would be unable to issue registered common stock. Below is an outline of the possible liability risk involved:

                       2002            2003          2004          2005
                       ----            ----          ----          ----

Warrants Outstanding   5,627,500       5,627,500     3,386,369     2,193,115
Exercise Price             $0.08           $0.08         $0.08         $0.08
Share Price at Year End    $0.04          $0.075         $0.27        $0.155
Price Difference          ($0.04)        ($0.005)        $0.19        $0.075
Possible Liability     ($225,100)    ($28,137.50)  $643,410.11   $164,483.63
10% Risk                ($22,510)     ($2,813.75)   $64,341.01    $16,448.36

     Sanguine is in the process of amending its financial statements for the years ended December 31, 2004, and December 31, 2005, and for the first two quarters of 2006 to reflect the acceptance of the 10% risk possibility in accordance with the above calculation. We believe that this will take us approximately two weeks. These modifications will reflect this 10% risk.

     If you have any further questions or comments, please call me as soon as possible so Sanguine will not have to duplicate this accounting and auditing work.

                                              Sincerely yours,

                                              /s/Leonard W. Burningham

                                              Leonard W. Burningham


                                              Sanguine Corporation

                                              /s/David E. Nelson
                                              David E. Nelson, CFO
LWB/sg